INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                              X-NET SERVICES CORP.
                4933 East Highway 60, Rogersville, Missouri 65742
                                 (417) 890-6556

         This Information Statement is being mailed on or about September 24, 2003 to the holders of shares of common stock, par value $0.001 per share (the "Common Stock") of X-Net Services Corp., a Nevada corporation (the "Company") in connection with the anticipated designation of a person to the Company's board of directors, other than at a meeting of stockholders. This designation is to be made pursuant to an Agreement and Plan of Reorganization made and entered into as of the 18th day of July 2003 (the "Reorganization Agreement") by and among the Company, X-Net Merger Co. ("Subco"), a wholly-owned subsidiary of the Company, and Third Millennium Industries, Inc., a Nevada Corporation ("Millenium"), whereby the Company acquired Millennium in exchange for shares of the Company's Common Stock and the stockholders of Millennium acquired control of the Company (the "Reorganization").

         NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTOR.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and Rule 14f-1 promulgated thereunder, which requires the mailing to the Company's stockholders of the information set forth herein prior to a change in a majority of the Company's directors other than at a meeting of the Company's stockholders.

                                CHANGE IN CONTROL

         On August 22, 2003, the Company acquired Millennium as a wholly owned subsidiary in a "reverse merger transaction" pursuant to the terms of the Reorganization Agreement. The Company formed Subco under the laws of Nevada which was merged into Millennium, and the outstanding shares of Millennium were converted into restricted shares of the Company's common stock. The Company issued an additional 10,200,000 restricted shares of Common Stock to the Millennium stockholders, resulting in a total of 11,700,000 shares of Common Stock being issued and outstanding following the transaction, of which 10,200,000 shares, or approximately 87.2% of its total issued and outstanding shares, are held by the persons who were stockholders of Millennium prior to the merger and 1,500,000 shares, or approximately 12.8%, are held by the persons who were stockholders of the Company prior to the merger. At the closing of the reorganization, the former officers of the Company resigned from their positions, and the persons designated by Millennium were elected as the new officers of the Company. In addition, the Company's board of directors was increased to two persons and Mr. Dennis K. DePriest was designated by Millennium and appointed to fill the vacancy created by such increase. The Reorganization Agreement also provides that ten days after the closing date, or the earliest date permitted by Rule 14f-1, the remaining director, Mr. Stephen D. Utley, shall resign and be replaced by a person designated by Millennium. Millenium has indicated that it will designate Mr. George G. Spencer to fill the vacancy created by Mr. Utley's resignation.

                               SECURITY OWNERSHIP

         As of the close of business on September 24, 2003, the Company's authorized capital consisted of 25,000,000 shares of Common Stock. As of such date, there were 11,700,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles its holder to one vote on each matter submitted to stockholders.

         The following table sets forth, as of September 24, 2003, the number of shares of Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of Common Stock, by each of the Company's officers and directors, and by all officers and directors as a group.

Title                                     Number of            Nature of        Percent
of Class       Name                     Shares Owned(1)        Ownership        of Class
--------       ----                     ---------------        ---------        --------
Principal Stockholders
----------------------
Common   HIC of MO, LLC                   5,332,713               Direct          45.6%
Common   Greg Meador                      5,332,713(2)          Indirect          45.6%

Officers and Directors
----------------------

Common   Dennis K. DePriest                 945,000               Direct           8.1%
                                          5,332,713(3)          Indirect          45.6%
                                          6,277,713                               53.7%

Common   George G. Spencer                  945,000               Direct           8.1%
                                          5,332,713(3)          Indirect          45.6%
                                          6,277,713                               53.7%

Common   Stephen D. Utley                         0                    -             -

Common   All Officers and Directors       1,890,000               Direct          16.2%
         As a Group (3 Persons)           5,332,713(3)          Indirect          45.6%
                                          7,222,713                               61.8%
------------------------------

(1) Unless otherwise indicated, all shares are held beneficially and of record by the person indicated.
(2) Consists of 5,332,713 shares owned by HIC of MO, LLC ("HIC") of which Mr. Meador may be deemed to be a beneficial owner as a result of his status as the manager and a member of HIC.
(3) Consists of 5,332,713 shares owned by HIC of which Messrs. DePriest and Spencer may each be deemed to be a beneficial owner as result of their status as members of HIC with shared investment power over the shares held by HIC.

                                   MANAGEMENT

Directors and Officers

         The directors, director designee and executive officers of the Company are as follows:

         Name                       Age                  Title*
         ----                       ---                  ------
         Dennis K. DePriest         48               President and Director
         George G. Spencer          47               Secretary, Treasurer and
                                                       Director Designate
         Stephen D. Utley           42               Director**
         ____________

         * The term of office of each director is one year and until his or her successor is elected at the Company's annual stockholders' meeting and is qualified, subject to removal by the stockholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors. Each of the Company's officers and directors has served in the offices indicated above since August 22, 2003, except that Stephen D. Utley has been a director of the Company since May 11, 2003.
         ** Mr. Utley will resign his position as a director of the Company approximately ten (10) days from the date of this Information Statement, whereupon Mr. Spencer will be appointed as a director in his place.

         The principal occupation for the past five years and current public directorships of each of the directors, the director designee and the executive officers of the Company are as follows:

         Dennis K. DePriest. Mr. DePriest is a co-founder of Third Millennium Industries, Inc. and served as its President from its organization in February 2002 to the present. From February 2000 through February 2002, he was President of Springfield Venture Capital LLC, and from November 1987 through November 1999, he was President of Metropolymec Labs, Inc. Mr. DePriest is a nationally recognized speaker within the home schooling community. He is 48, married, and has eight children. Mr. DePriest has written and presented several seminars on parenting skills. He is the holder of two U.S. Patents covering both product designs and innovative manufacturing processes.

         George G. Spencer. Mr. Spencer is a co-founder of Third Millennium Industries, Inc. and served as its Secretary and Treasurer from its organization in February 2002 to the present. From January 1999 through April 2002, Mr. Spencer was a managing member of Springfield Venture Capital LLC. In 1998 Mr. Spencer was President of Community Investment Alliances, LLC. Mr. Spencer has completed numerous merger and acquisition transactions during the past fifteen years. He most recently negotiated the acquisition of Gared Sports, the leading manufacturer of backboards and goal systems. His previous experience includes a two-year stay as CFO of a television station holding company where he was responsible for all financial affairs of the company. He also spent thirteen years in commercial banking, as a Vice President of commercial lending for Centerre Bank.

         Stephen D. Utley. Mr. Utley is, and has for in excess of five years, been employed as territory manager for a regional wholesale appliance, electronics and furniture distributor. Mr. Utley served as the President, Secretary and Treasurer of X-Net from May 11, 2003 to August 22, 2003.

         The Company has no significant employees other than the officers described above.

Legal Proceedings

         The Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of the Common Stock, or any affiliate or associate of such persons, is a party adverse to the Company or has a material interest adverse to the Company.

Board Committees

         Mr. Stephen D. Utley was the sole director of the Company from May 11, 2003 until the appointment of Mr. DePriest as a director in August 2003. The Company does not currently have standing audit, nominating or compensation committees.

Compliance with Section 16(a) of the Exchange Act

         Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16a-3 under the Exchange Act, none of the officers, directors or beneficial owners of more than ten percent of the Common Stock have failed during the Company's most recent fiscal year to file such forms on a timely basis as required by Section 16(a) of the Exchange Act, except as follows:

         (i) Daniel A. Purtshert, a former office of the Company, failed to file a Form 3 report following the Company's registration of its Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "12(g) Registration"). Mr. Purtshert has notified the Company that he intends to file a Form 5 report within the next few days.
         (ii) Daniel P. Simpson, a former officer and director of the Company, failed to file a Form 3 report following the Company's 12(g) Registration. Mr. Simpson has notified the Company that he intends to file a Form 5 report within the next few days.
         (iii) Stephen B. Utley, a former officer and director of the Company, failed to file a Form report following the Company's 12(g) Registration. Mt. Utley resigned from his position as officer and director of the Company on May 11, 2003 due to illness and is now deceased.

                             EXECUTIVE COMPENSATION

         During the past three fiscal years, none of the Company's current officers or directors have received any compensation, cash or otherwise, for their services. Further, none of the Company's officers or directors have deferred any compensation, and no compensation is due them by the Company.

         The Company has no employment agreements with any of its officers or directors. The Company does not at the present time compensate its directors in their capacity as directors, though it may do so in the future.

         Dennis K. DePriest and George G. Spencer are also executive officers and directors of Millennium and are parties to employment agreements with that company. Such persons are also officers and directors of each of the subsidiaries of Millennium.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except as disclosed herein in connection with the transactions contemplated by the Reorganization Agreement, since the beginning of the Company's last fiscal year, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons has had any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, prior to the date of the Reorganization, was or is to be a party, in which the amount involved exceeds $60,000. Dennis K. DePriest and George G. Spencer are also officers and directors of Millennium and had engaged in certain transactions with Millennium prior to the Reorganization, including an office lease, guarantees of corporate debt and other transactions.


DATED:   September 29, 2003

                                                 X-NET SERVICES CORP.


                                                 /s/  Dennis K. DePriest
                                                --------------------------------
                                                 Dennis K. DePriest, President

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